Exhibit 21
SUBSIDIARIES OF THE REGISTRANT
Name of Subsidiary	Jurisdiction of Organization	Year of Formation
AZUR Environmental Limited	United Kingdom	1990
Standard Outdoor LLC	Delaware	2016
Standard Outdoor Southwest LLC	Delaware	2016
Pillar General Inc.	Delaware	2016
Pillar General LLC (wholly owned by Pillar General Inc.)	Delaware	2016